Filed by Flexjet, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: October 26, 2022

Flight Crew Update October 22, 2022

2 Trends » Current customers are flying more than they ever have before » “Revenge travel” » Significant numbers of new entrants into private aviation coming out of the pandemic. » People are starting to fly at a much younger age. » A generation before, typically waited to start flying in their late 50s and early 60s. » Now…new entrants start to fly in their 40s. » A pick - up of 20+ years of additional flying demand. » Customers are jumping right in at the mid, super - mid, and large cabin class. » Historically, customers started in light category and moved up. » International Travel now a significant part of our Customers Travel Profile » First Time in the Company’s History that we have had a waiting list for sales

Market Share » 45 % Growth in overall Commercial Business Jet Activity » 33% Decline in the “Other Market” (non top 5 Operators 66% of the Market in 2019) NetJets 25.0% Flexjet 14.4% Vista 6.5% Wheels Up 5.9% flyExclusive 2.5% Other Market 45.6% Estimated Share of Flight Hours (2021) 1,307,659 1,234,624 1,899,511 - 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000 2019 2020 2021 N - Registered Business Jet Activity +45% 3

70.5% 67.8% 55.3% 61.6% 62.3% 63.5% 64.3% 29.5% 31.1% 32.2% 44.7% 38.4% 36.2% 35.7% Q1 19 Q2 19 Q3 19 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 Q1 21 Q2 21 Q3 21 Q4 21 Flexjet vs. NetJets Market Share 4 NetJets 3 yr Growth ( 8.7%) Flexjet 3 yr Growth +21.0%

Growth in the Future – Europe » Foundation of International Growt h » Interchange for US Customers – Flexjet » Enhanced Product availability for FXAIR » European Based Programs » Longer Range » Occupied Return legs to the US » Super Mid and Large Cabin (Praetor 600 and Gulfstream G650) » Customer service in 6 Native Languages » Maintenance Focus » 41 Technicians in Milan » Sirio hangar and maintenance Expansion underway » Key Facts » Offices in Mayfair (London) and Farnborough » 270 Active Customers » Over 300 Employees » Recognized as an Employer of Choice in the UK and Europe (1,000 pilot applications in the first week of being opened) » 72% of Revenue is Now Recurring 5

Growth in the Future – Vertical Lift » Positions Us for the Future of Private Transportation (Urban and Regional Mobility Vehicles) » Future Operations will more resemble Helicopter Operations vs. Fixed Wing » Establish Skillset on 25 mile missions preparing for the » Transportation will become more point to point rather than airport to airport » Benefit of the G - 650 Fractional Program » New York / London / Miami (Operations to begin in November) » First seamless proprietary jet and helicopter offering in the industry » Key Facts » Headquarters in Bridgeport, CT » Largest Operator of Sikorsky S - 76 Helicopters » Order for 200 Eve Urban Air Mobility Vehicles » Performed mobility Simulation in conjunction with EVE » Rebranded AAG and Halo (Europe) as Flexjet Vertical Lift » The Halo brand will become the EVTOL future flight platform for Eve vehicles . » Fractional Sales » Red Label Program » A lmost a Full Helicopter Fractionalized since June 6

Concept Ads

Market Opportunity 8 » Overall Market on the Rise with Great Tailwinds » Strength in global economy and growing affluence » “ Frugal Wealthy” have migrated to Private Aircraft Travel » The number of millionaires globally is expected to increase by ~40% over the next 5 years » Increased desire for safe and convenient travel » Pandemic - induced concerns for health and safety driving new entrants to private aviation » Preference for private travel experience » Disruption in commercial aviation » Deterioration of commercial airline capacity and routes / networks, reliability and overall inconvenience » Exact Right time in the Market to exert our Dominance » Demand on the Rise of our products » International and Large Cabin play into our strengths » The company has never been in more competent position » All the required elements to grow and expand are in place

Preparing for Growth (What do we need to do) » Fleet Growth » 40 – 50 Additional aircraft Annually » Fleet Growth through Managed and Controlled Fleet » Smaller Acquisitions with controlled, capacity available aircraft » Invest in Infrastructure Growth » Facilities » Maintenance Expansion » Capital Investment » Investment in Employees “It is our foundation” 9

Fleet Growth 2021 2022 2025 P h e no m 300 42 47 62 Praet o r 500 33 44 66 Ch alle ng er 300 33 3 6 39 Praet o r 600 0 3 25 Ch alle ng er 350 36 43 63 G u lfstre a m 450 11 2 4 32 G u lfstre a m500 12 Gl ob al Ex p ress 5 8 10 G u lfstre a m 650 7 1 6 40 T O T A L - U .S. 167 2 21 349 Praet o r 600 - E UR OPE 7 1 0 22 G650 - E UR OPE 2 8 T O T A L 174 2 33 3 79 10 Q4 – 2022 Introducing P600 in the US

Large Cabin Detail 11 » G500 Projected deliveries in 2024 » G700 ? Projected deliveries in 20?? 2022 2023 2024 2025 Gulfstream G450 24 32 32 32 Global Express 8 10 10 10 Gulfstream G500 4 12 Gulfstream G650 16 22 32 40 TOTAL 48 64 78 94

Preparing for Growth (What do we need to do) » Fleet Growth » 40 – 50 Additional aircraft Annually » Fleet Growth through Managed and Controlled Fleet » Smaller Acquisitions with controlled, capacity available aircraft » Invest in Infrastructure Growth » Facilities » Maintenance Expansion » Capital Investment » Investment in Employees “It is our foundation” 12

Infrastructure Growth – Facilities 13 F/x Air Teterboro Flexjet Finance Center Sentient Flexje t Flexjet Ops Center Private Passenger Terminals Office Locations White Plains West Palm Beach Sirio Europe Ops Center Scottsdale Van Nuys Cleveland, OH Halo Halo Dallas, TX Farnborough Bozeman MIami Milan Scottsdale

Infrastructure - Flexjet Headquarters Expansion 14

Infrastructure – Maintenance » Access to Immediate Needed Capacity » Over 400 Technicians » (Flexjet = 150 - Constant = 260) » Expands Internal MX Capacity From 223K to 633K Annual Labor Hours » Could achieve in house capacity of 95% of Unscheduled MX and / 100% of Scheduled MX » 575,000 sq ft of Hangar Capacity » Paint and Outfitting Facility » Mobile Teams Network (20 Locations) » Unique among Operators » Competitive Advantage » Net Jets » 150 Total Techs » 100,000 sq ft » Estimated 700,000 hours to OEM’s S 15 Bedford, MA Seattle, WA San Francisco, CA Van Nuys, CA Las Vegas, NV Denver, CO Salt Lake City, UT Dallas, TX Sugarland, TX Naples, FL West Palm Beach, FL Orlando FL Atlanta, GA Greenville, SC Greensboro, NC Philadelphia, PA Teterboro, NJ Chicago, IL Cleveland, OH Scottsdale, AZ Dedicated AOG location Acquisition of Constant Aviation

Infrastructure – Maintenance Facilities » Sanford to add Significant Capacity and become Key Maintenance Center » $165mil Project in Two Phases » 500,00 sq ft » Increase Refurbishing capabilities by 10 Aircraft Annually 16

Preparing for Growth (What do we need to do) » Fleet Growth » 40 – 50 Additional aircraft Annually » Fleet Growth through Managed and Controlled Fleet » Smaller Acquisitions with controlled, capacity available aircraft » Invest in Infrastructure Growth » Facilities » Maintenance Expansion » Capital Investment » Investment in Employees “It is our foundation” 17

Capital Investment in Private Aviation » Significant Capital has been deployed to Private Aviation » One of the Reasons behind Fleet Consolidation » Investors have increased Risk with Regard to Aircraft Asset Ownership increasing Scarcity and Market Value of Used Aircraft » Our Competition has become Capital » Equity Investors find Private Aviation » ……….Not all Capital is Rational 18 Sample of Largest Transactions Wheels Up Various – IPO $853mil Jet Edge Vista Jet $600mil Air Hamburg Vista Jet $550mil Vista Jet Rhone Capital $500mil XO Jet Vista Jet $440mil Jet Edge KKR $128mil Gama Aviation Wheels UP $74mil 2017 – 2022 Pitchbook reported 92 Private Aviation Aircraft Operating Company Transactions

Possible Solutions to Accessing Capital to Accelerate Growth 19 » Large Private Equity Investor $500mil » Changes dynamics of Governance » Need to Determine the Amount needed and use of the Funds » Sell 100% of the company to Investor willing to fund growth » NetJets – Warren Buffet » Management hasn’t Maximized Value » “After 40 years – just starting to figure it out !” » Strategic Partner (Foreign Airline Luxury Good Company) » Airlines Challenged in the Market » Morphed to whole ownership » Raise Capital by entering the Public Market » Continuous Access to Capital and Currency » Company Leadership and Vision is Unchanged

Public Markets - Benefits to the Company » Opportunity to have the capital and currency to expand market share in an opportunistic environment at an Accelerated Pace » Allows Employees access to Company ownership for better retention in line with our Culture Employees as our Foundation » Aggressive Geographic and Program Expansion » Investment in Large Cabin Fleet » Growth of Fractional Lease Program » International Expansion » Infrastructure Expansion » Positions us with Capital and Currency for Opportunistic Recoil from Over Aggressive Strategies ( Irrational Capital ) 20 Significantly increasing access to Capital can significantly increase our growth and dominance in the industry

What happens Next Press Release announcing Merger into the Public Market 10/11/2022 Investor Presentations October – December 2022 Opportunity for Clients and Interested Parties to Participate Finalize 2022 Financial Results March 2023 Formal SEC filing and Proxy Preparation April – May 2023 SEC Review April – July 2023 Proxy Solicitation July – August 2023 Shareholder Vote July – August 2023 Closing - FXJ Begins Public Trading July – August 2023 21 Nothing !!!! » Need to avoid the temptation to focus on capital » Can't become a distraction

Preparing for Growth (What do we need to do) » Fleet Growth » 40 – 50 Additional aircraft Annually » Fleet Growth through Managed and Controlled Fleet » Smaller Acquisitions with controlled, capacity available aircraft » Invest in Infrastructure Growth » Facilities » Maintenance Expansion » Capital Investment » Investment in Employees “It is our foundation” 22

Organization Updates Andrew Collins Chief Experience Officer Megan Wolf SVP Maintenance Jay Heublein SVP Flight Joe Salata SVP Operations Jim Taddeo SVP Owners Services Alan Walsh

Employee Growth 24 Current < 1 year Total Employees 3098 1039 33.5% Pilots 1023 326 31.8% Maintenance (Includes Constant) 845 354 Operations 764 237 Europe 306 93 Administrative 160 29 NEW EMPLOYEES 33.5 % of All employees 31.8% of Pilots have been here less than 1 year

Pilot Forecast by Aircraft Type 25 2022 2023 2025 Growth - 2022 - 2025 Phenom 300 221 243 279 58 Praetor 500/600 225 299 446 221 Challenger 300/350 379 413 497 118 Gulfstream 450/500 92 162 227 135 Global 36 51 51 15 Gulfstream 650 52 112 206 154 Total 1005 1280 1706 701 NOT ALL GOOD NEWS » Culture » Safety » 69% Growth in Pilot workforce in the next 3 years » 65% Captains ( Everyone on this call will be a Captain !) » Latest award to Phenom Captain at 10 months » Awards to Challenger/Praetor Captains just under three years Maintaining the Industry's Leading Pay and Work Rules

Fundamental Principles Fanatical Attention to Detail » Perception is Reality » Makes a Statement about our Passion for the business and our Passion for the Company » SAFETY – SAFETY – SAFETY Long Term Approach to Relationships » Build a “Culture of Trust” » DO the right Thing » Take responsibility for error – Be Humble » Client /Vendor /Employee Employees are the Foundation Of a Service Company » Respect the other members of the “Family” » Work with a Purpose » Work with Enthusiasm » “Walk in each other’s shoes” 26

Questions

Select Investments 28 Investor in Flexjet since 2013 Board Member Owner of the LA Dodgers CEO of Eldridge Industries Questions for Kenn Who is Todd Boehly ? Met Through Board Position at Guggenheim partners 2011

Questions for Kenn – Public Market » Will the founders still control the company? » What will be the Name in the Public Market ? » Will employees will have the opportunity to buy shares at the IPO price. » Will the company reward employees with stock » Will Stock Options replace Salary » Does history of Wheels Up stock debacle effect US? 29

Flexjet vs. Wheels UP 30 22E Revenue $2,296 mil $1,532 mil 22E EBITDA $288 mil ($181) mil Business Model Subscription Base Recurring Revenue On Demand Flight Hour Based Customer Profile 50 - 200+ hour Users with International Capabilities 10 - 25 hour Users Short Stage lengths Aircraft Fleet 60% SuperMid and Large Cabin 47% Turboprop 30

Questions for Kenn – Work Environment » Why deferred Comp and not simply increase 401K ? » Different needs at different life stages » Easily Added to 401k » More “sticky” in Early Years where we tend to lose pilots to the Airlines 31 » Why was Project Vision Ended ? » Without Project Vision will we still focus on Pilot Lifestyle Improvements?

Improvements List SINCE JUNE 2022 (End of Project Vision) • Pilot Supplement Changes • Upgrade to aisle/window from 3.5 to 2 hours • Meals expense per day increased • Improved Bereavement Leave • Crew Catering • Door Dash process • Major improvements in catering fulfillment • Airport Parking Rates updated • A - List status with Southwest focus cities » Maintenance salary increases 2018 - Increased pay (SIC/PIC/DRL - Changes to duty time extension (allowed) - Ad - Hoc Bonus Paid - Improvements to Hotels Used 2019 - Vote on Seniority List - Roadmap for PH/LR Capt to CL300 Capt - Higher Compensation Tables - Increased CL300s to DRL 2020 - G450 pay equalized with Global/G650 - COVID Protocols; no Furloughs - Updated Parking rates - 3 Expensed Meals/Day - Increased Instructor Pay - Continue bonuses during Pandemic 2021 - Covid tests provided - Project Lift ended; Project Vision began - Increased ILC Pay - Paid bonuses on highest 2019 averages 2022 - Legacy and Challenger DRL pay equal - Update Bonus Metrics - Industry Leading Pay Tables - Limited FBO Standby; Hotel 90 instead - Deferred Compensation of 6%

Questions for Kenn – Work Environment 33 » Upcoming Projects » First/Last Day Travel » Crew Catering » PBS Bidding Re - design » Additional Domiciles Being Added » Adding » ECP – Panama City, FL » EUG - Eugene, OR » CID - Cedar Rapids , IA » FSD - Sioux Falls, SD » SGF - Springfield , MO » MHT – Manchester, NH » JAN - Jackson, MS » ILM – Wilmington, NC » CAE – Columbia, SC » FAR – Fargo, ND

Questions for Kenn – Work Environment 34 » Seems like Our Pilot Attrition Rate Unusually High?

Years of Service Attrition (2018 - Present) 15% 19% 45% 48% 4% 3% 7% 4% 0% 10% 20% 30% 40% 50% 60% 2021 YTD 2022 Private Operator Commercial UPS/FedEx Other Career 8.3% 9.8% 4.8% 10.2% 8.8% 2018 2019 2020 2021 Projected 2022 5 - year average 8.3% <1 YR 1 - 2 Yrs 3 - 5 Yrs 5 - 10 Yrs 10+ Yrs 51% 34% 7% 1% 4% Company Tenure at Exit Where pilots go

Questions for Kenn » In the future, if Warren Buffett is no longer the acting Chairman, do you see Berkshire Hathaway keeping NetJets or selling it? If they decided to sell, would Directional Aviation Capital/Flexjet be an active bidder for NetJets? 36

The following is a transcript of a virtual presentation made by Kenneth C. Ricci, Chairman of Flexjet, Inc., on October 22, 2022.

Joe Salata:

Thank you everybody for joining. This is Joe Salata. I want to remind everybody that if you do have a question you'd like to send in for Kenn during the call, you can email jason.weiss@flexjet.com. Please don't use the chatroom for questions because we're not going to be monitoring that for the questions.

So without any previous ado or further ado, I'd like to introduce our chairman, Kenn Ricci. We do these calls approximately every year. During the COVID phase, we actually skipped a little bit of time, so it's been little over a year, year and a half since we've done one of these with Kenn. And again, without any further ado, Kenn, I'll leave it to you.

Kenn Ricci:

Thanks, Joe. Look, this is one of my favorite things to do and Zoom has kind of changed how we do it and it's not my preferred way to do it, but actually it's very efficient, it's less evasive. We have a few restrictions in terms of how we get questions and so on. So Joe will highlight that during the presentation.

I'm going to talk for about 30 or 40 minutes just on the company and the background. And then I have a, there's lot of questions that were submitted in advance. There seemed to be a common topic, so I'll try to cover the common topics first and then if there's questions that you have during the presentation, specifically about maybe something I'm referring to or follow-ons to the questions I have, we'll use the email to do that. So, Joe, if you'd go to the first slide on trends.

So a little bit on what's going on in the industry. I don't have to tell you how busy everything is, but I used to say it's abnormally busy and it's not. I think we're in a new normal. And what you've seen is that the current customers are flying more than we ever have. I kind of refer to it as revenge travel. They were so disappointed they couldn't travel for a while, they're making up for it.

The most common thing that reflects to us is people are flying at a rate of about over what they bought. So they're flying at about 106% of what they bought. Normally they would buy about, they'd fly around 90%. So someone typically thinks they're going to use a hundred hours a year and they would actually use 90. But now what they're doing is they have a hundred hours, they're flying at the rate of 106 hours a year and they're running out of hours and they want to buy more. It's a good problem. It's also a challenging problem because the supply chain has limited how quickly in many cases we can get aircraft.

But in general, it's the most aggressive time that I've ever seen. There's a significant number of new entrants that are coming into aviation. There's people that are flying at a much younger age. Mike Silvestro tells me that through the sales department, they see people now almost 20 years earlier starting to fly. This used to be a 50s and 60s expenditure. It seems to be much more 40s. And also that's a really good news because that'll give us 20 more years of additional flying if they start earlier.

The other thing is that the light jet aircraft is somewhat out of favor. We are seeing, when I go through the fleet plan, you'll see the buildup of the fleets and you'll see it really is mid and super mid. Not to say that there is no light, but there used to be a very deliberate progression from light to mid to super mid to large as they got comfortable with their travel. And that doesn't seem to be the case as much anymore, partly because we instigated it, but also international travel is a significant part of their profile.

I would tell you that once, if you have bad airline, you're not limited to bad airline experiences only domestically. And so the international travel, the need for safe travel because of COVID. It's not like COVID wasn't present internationally. So many of you know we have been doing many flights. We've had days during the summer where we were doing 15 transatlantic flights a day. And so that's really a new trend for us and you'll see how the growth is going to reflect that.

And also this is the first time in the company's history that we've had a waiting list for sales. That's also not a really good thing. In the past, when people were flying at their reduced rate of 90% of what they bought, that gave us about a 10% buffer so we could bring in a customer even if he was waiting for his plane to come. But at 106% of their demand, we don't have any room to bring customers in because our service would degrade. So this is something novel. These are not bad things. They're just things that we're accommodating to in the business.

I'll talk a little bit about market share, which is the next slide. I used to show a huge... There's so much growth in our industry. I limit this to the top five of market share and these are by flight hours in 2021. I'll first refer you to the upper right hand part of this slide that just shows you a 45% growth just in overall commercial activity going from pre COVID. Obviously we know there was a little demand, but you can see what the commercial flight hours are doing on an annual basis.

The other thing I'll point out is when you look at the top five operators, and there's probably not a surprise here, of course you've seen Wheels Up come from really non-existent to making this chart through acquisitions and capital investment. Vista's been active in the acquisition market, acquiring companies with planes. If I were to take you back, though, look at the other market where we have 45% of other. These are the non-top 5%, the non-top five operators. If I were to show you this slide from three years ago, four years ago in 2018, that would've been over 60%. So the top five operators have gained almost 15 points in overall market share. This is very reflective of a huge consolidation that's going on in our industry.

And then the next slide, Joe, we obviously like to take a look at how we do against our nemesis and this tread line has been moving up. It's actually been moving up for the last, actually since 2013 and '14, but we kind of look at a three year rolling average. And you can see that our market share over NetJets has grown 21% while their share has declined by 8%.

So I wanted to just digress here and talk a little bit about two things you don't hear a lot about. The next slide talks a little bit about Europe. And this has been an investment for us. Part of what we wanted to do in international growth was... Part of our growth was international. It started with Europe. People ask me, "Is there another international destination coming?" And maybe the logic by which we went into Europe will help you understand how we think about growing geographically.

We first started into Europe by focusing on our interchange business for our US customers. Then we went into the on demand business, where as we had a small number of planes that were in Europe, we filled them with a FX-AIR product, an on demand product. And then we rolled out a full fractional program after we had some critical mass there. Interesting that we started there in light jets. But again, Europe is even more progressive than the US in terms of wanting to have longer and larger aircraft, longer range and larger. And so we're really started the super mid-size there on the Praetor 600 and the G650. Just a couple of notes, once we're available in Europe, then we have the ability to then book flights that are coming the other way, occupied customers that come back to the United States or European customers.

And also one of the things you don't think about often is you go international, you need customer service in native languages. And so we actually have our customer service there in six native languages. In the upper right hand corner where we've just began to construct our new facility that'll be in Farnborough, at the airport in Farnborough. And we start infrastructures extremely important. We started with a company in Milan called Sirio that is actually very focused on becoming our maintenance center there. They're in the process of building another new hangar there. There's over 270 customers there now and we have 300 employees. And it's a very, the market I think, it slowed a little bit more during COVID, but has really started to rebound now.

The other one that we're focused on a little bit is Vertical Lift. And if you look at the next slide, we'll talk about our Vertical Lift program. Eli Flint took this over. This was, I would say when I started thinking about what was coming in the next five to 10 years in urban and regional mobility vehicles, EVTOL, I started to think that those operations will resemble more of helicopter than fixed wings. And while we have a great skill set within Flexjet at 2,500 nautical mile stage lengths, we don't know what the skill we need for 25 mile stage length is. And that will be the product that's coming in.

So we brought on these helicopters. We have 19 of them in two locations, soon to be three. They're in New York and London now. Miami will be opening in a month. And they really are included. They're interchangeable these hours with the G650 programs. And it's the first company that's offered seamless point to point travel rather than just airport to airport. There we're focusing on the S-76, although we can all see that there'll be urban mobility's coming in the future. We have ordered 200 of the EVE urban mobility vehicles.

I'm asked all the time how we plan to deploy them. And I think we're still evolving and learning what the market will be. We have two brands that you'll hear about. We market Flexjet Vertical Lift, which is really the program that's available within our G650 program and direct to market fractional helicopters. And we have Halo, which is really going to be our EVTOL product. So it's our product we'll introduce in the future, and we do sell it as a Red Label program and we actually sold almost a full helicopter since then.

Just to sometimes to break up all the words, the next slide will just show you a little bit of our marketing, how we've paired together and gone to advertising with the helicopters and the 650.

So I don't talk a lot about those. It's not a big focus, but there are two areas that both Europe and Vertical Lift are two things that have come on strong in the last couple years. So to sum up the market on slide eight, really the market is in as about as great shape as I've ever seen it. There is a tremendous amount of new entrants into the market. I call these new entrants the frugal wealthy. These were people that had a tremendous amount of silent wealth and maybe they didn't use private aircraft for several reasons. Maybe they didn't want to spoil their kids, maybe they didn't want their employees to know that they were wealthy. But the reality is, when you can't travel at all or you can't travel in a safe manner and you end up going to the private travel, once you've done it, being frugal about it doesn't really matter.

And so where there was some thought, would those customers that showed up during COVID go away after COVID? We haven't seen anything like it. In our jet card business, Sentient, we've seen tremendous rollover and re-upping of the cards. So we don't believe it to be a temporary thing. The airlines are not getting more convenient. I don't have to tell you that. And there's just an increased demand for the kind of travel that we do.

So I would say there's a lot of tailwinds. This is the exact right time for us. We've laid so many of the foundations of what we need to do. Like I said, there's a huge demand for all our products, but international and large cabin really are playing into our strengths. And we're actually in a very competent position. If I were to show you a chart of our senior leadership team and how many years they've been here with the experience, you'd see that we really do have a great middle management infrastructure. And so all of the ability, all the things that we need are in place to grow.

So on the next slide, I'll tell you, so assuming we're ready to grow from here, there are four things I feel like we need to do. One is we need to have the fleet. We can't have customers on a waiting list. We need to be able to meet the demand. We need to have the infrastructure to support this fleet. We need to have the capital to grow it. And we need the employees, which I've always said is really the foundation of our company.

So starting with a fleet, you're going to see some astounding numbers going forward. By the way, I'm sorry, I got off the other slide pretty quick. Fleet growth for us, Joe, go back one slide if you can. Fleet growth for us is really 40 to 50 aircraft. There's a cadence to it. There's delivery. We have a department. And so fleet growth will really come from our purchases from aircraft that we forecasted out. We need to be out about nine months in our purchases. So we very much know what the fleet plan is going to be. We very much know what the fleet plan is for '23 because we know what's coming.

So we also keep thinking about growing just if customers are going to continue to have this aggressive approach, we think about using a managed and controlled fleet to grow this. And so we haven't done it yet, but we could think about smaller acquisitions if we could control and add access to available aircraft. We haven't done it, but I put it on there as some way to grow fleet. But predominantly what we're doing is roaring airplanes and then, Joe, you go to the next slide, you'll see what our plan looks like for now.

So we plan to end '22 at 233 aircraft. And you'll see in '23 we will have another mid 40s increase. But I wanted to show you what's coming out into '25 because if you extrapolate the 40 to 50 aircraft a year, you see where we're going to be. Some of the aircraft that we have to order ahead of time, like the 350s.

Kenn Ricci:

... aircraft that we have to order ahead of time, like the 350s, the Embraer products. We already know what those deliveries are going to be for the next two years. You may have not caught it, but we had tremendous success with the Praetor 600 in Europe. And also we've had tremendous demand in our super-mid. And I guess it was my conservative nature or our team's conservative nature, we really were buying 350s at the pace of seven to nine a year. And their production is pretty tight. And so the opportunity to expand our super mid really had to come by expanding the product line. I mean, ideally we would like to keep one type of aircraft in product cast, but we can't keep building the demand if we just focus on the 350s, and the Praetor 600 works. Type rating wise, our competency in the aircraft because of its relation to the 500s works for us and three of them will be here by the end of the year. And you'll hear sales going to that.

But if you really study this chart, a huge amount of it really has to do with the large cabin. And the next slide will just show you what's coming in large cabin. And I point this out for a couple of reasons, I'm going to talk to you about the challenges we have in terms of our flight crews and the growth and training and so on. And so when you think about migrating to 94 aircraft in the large cabin market, realistically 10 years ago we didn't even have 94 aircraft in the whole fleet. So this is a huge growth pattern for... It's where our customers are going. It's where internationals growing. We have continued to postpone because the G450 has been so successful in the marketplace. But there will come a time when we will migrate off.

We're estimating it to be in '24 right now, where we'll start to migrate out of new sales of the 450, out of fractional sales of the 450. Run out the contracts that are there and start to migrate them to the 500. We have been on and off again with the 700s. They've been delayed in certifying them. And then many, many of my Gulfstream aficionados might know that Gulfstream had a little problem with the site software and wind component and the planes had some certification problems. So we're still thinking about when we would shift out of the 650s. But the 650 program has been very successful. There are 16 of them and not all of them are flying. They're kind of all over the country trying to get outfitted. And so we do have a very aggressive 650 and we're going to stay with that for a while, but we will at some time migrate to a super long range aircraft. So that's really the fleet that we need. Next slide.

Going back to growth, let's talk about the infrastructure, which really is basically in facilities and in maintenance, which is something I want to talk about a little bit. We haven't talked about it before. So the next slide talks about our facilities. There are a lot of new things coming on. If you've been in Cleveland, you've seen that our new ops center is almost done. It's supposed to be done at the end of the year. It looks like they're pretty close to being on schedule. I talked to you about the new Farnborough facility and the new maintenance facility in Milan. In addition, we've had tremendous success with our private passenger lounges. And there's three new ones that are about to come online in Bozeman and Scottsdale and in Miami. The next slide shows you kind of a picture of the campus. I left this in here because I wanted to point out that it is our plan in Cleveland to renovate and remodel the whole campus.

So in the upper left, you see the new op center. And adjacent to that will be the new Owner Services facility, which will be actually a conversion of hanger four. And that will begin as soon as we'll move right out of the ops... As soon as the ops center is completed, they'll begin to remodel the hanger and we will then migrate the whole OCC that's in the existing facility into those two buildings. Then that leaves us the ability to renovate the campus. Most of what's in OCC and in the existing area there will be devoted to training, human resources, all of our infrastructure that we need, IT and those sort of things. So also, I just kind of point out that I want to talk about maintenance which is the next slide.

You might have heard, but we did announce that we're going to buy Constant Aviation. They have been a big... We've been about 30% of their business year to date. But when I looked around and think about the infrastructures that needed, and we're all familiar, and I know most of this call is dedicated to our pilot infrastructure, but I think the maintenance and tech infrastructure is going to also experience a huge shortage. And I don't think... Flexjet can't be waiting in line at a service center to get our airplanes out. We can't be beholden to the work schedules that the service centers want to do as to how they see it running, how Duncan wants to run their shop. We need to run our maintenance infrastructure for our program.

This is done in the airlines. Some airlines do it, some airlines subcontract it out. But I think in our industry, it's going to be a huge competitive advantage. Bringing these two companies together will give us almost 400 technicians. It'll give us a capacity for over 600,000 man hours a year. Importantly, there's 20 mobile teams. We'll be the only operator that has these mobile teams where we have vans and mechanics based throughout the country for unscheduled maintenance for overnight items. And again, our competitor, which NetJets has a much larger fleet than ours, but still they've gone down the path of using the OEMs only.

So I think it's a huge advantage of the next slide I just threw in there because I like pictures. And it really just shows a project that we're doing down in Sanford. It's $165 million project that will become our main long-term maintenance facility. It's where we'll be doing extra paid capacity. It'll be all long-term maintenance that'll be done there. So that's infrastructure. Next I want to talk a little bit about capital. There's been some moves in the capital market. Next slide I want to point out to you that there's been a tremendous amount of capital put into private aviation. I have to tell you, 20 years ago I had to explain to people what private aviation is.

Today, everybody wants to be in it. Of course, they read the same things that I'm telling you about the growth, about the 45% increase in demand, the backlog for customers. And so in the last five years, I'll point out that there's been 92 private aviation aircraft operating company transactions. There's this thing called PitchBook that all private equity firms use that talks about where they've invested and how much. And I was shocked when I saw how much capital had really showed up in private aviation. So we can have a great fleet, we can have a great infrastructure, but if capitals become the competition, because everybody's investing, we need to meet that head on. And remember, not all capital is rational there. There's a lot of irrational investments, but they still become competition. And so the next slide will show you my thought process on going down here.

If I wanted to raise capital for the company, there's really four ways I could have done it. One was to go get a private equity investor. That is not ideal because private equity has a limited life it needs...They make an investment, they promise their investors a certain amount of years and then they want to exit the investment. And what I'm trying to do is grow the business. We've never had a timeframe that we've been limited to. So having a large equity investor would not only change the politics and the governance of how we do the company, but we'd have to figure out how much funds we would need today, what we'd use them for, and how soon they could be returned to the investor. And that was not attractive.

The second option was to sell 100% of the company to an investor that wanted to fund growth like Warren Buffet did for NetJets. But I'll tell you, this is something I've enjoyed doing my whole life. And I jokingly say after 40 years, I've started to get the hang of it. And so why stop now? So it wasn't my personal desire to want to sell the company and run it for somebody else. So one of the most attractive options became a foreign strategic partner. I think about foreign airlines or luxury good companies, companies that would share some of our customers. Right now, airlines are challenged in the marketplace. So there wasn't a real desire or appetite for them to do this. And I did go down the path of a wonderful luxury good company would've made a great partner. And actually I oversold it. And they liked the business so much that they wanted to buy the whole thing, which that put me back to something I wanted to do.

So in a crazy way, raising capital in the public market, which is what we decided to do, became the best solution. I want to point out that this isn't something to cheer about. I think there's too much time in business. We tend to think about going public as a victory event. And certainly when I watched Wheels Up go public, that's the event. For me, it's just a capital event. And I've raised capital, we've issued debt to buy airplanes in the past. We've done capital transactions like when we bought Flexjet from Bombardier. And I've never come to you with talking about how our capital position was structured. But since this is in the marketplace and it actually is public, I'm here to talk a little bit about it. So again, the benefits... The next slide, the benefits of the public company is really the fact that we have the opportunity to have capital and currency.

The currency, it'd be our stock we could use for acquisitions for growth. But I think the most important thing to understand is that this is permanent capital. It's not like private capital. When you raise public capital, you don't give it back. And so the primary advantage is I don't need to know how much capital I need. I don't have to give it back. I have access to it as opportunities come up. And the opportunities are what you already know, geographic and program expansion, large cabin fleet, expanding our lease program. And then our infrastructure, which I've showed you about. And one I haven't talked about too much, which is that those 92 investments that have been made, not all of that is going to work out well. And there'll be opportunistic recoil. There'll be somebody that tried to do something and it didn't work out, and it'll be an opportunity for us to step in and grow the business much like we did opportunistically when Bombardier wanted to exit Flexjet at the time.

So what do we do now? The next slide, just a little bit of a timeframe, but I think the number one thing I want to tell you is really to do nothing. It's just capital being public. Of course, there'll be a little more chatter. Greed is dominant. So people will always be trying to look at how they can take advantage of the system. But for us, it can't be a distraction. I tell people, don't check your weight or the stock price every day. It's just a measure of value. I think about this more, I want you to think about it more in terms of what it means for us to be growth, to grow, to be competitive, and to be opportunistic. But there's some dates and if you'll click there that are happening.

Right now, we wanted to make it... We still think of this as a family. And so we wanted to give opportunities for our current Owners, our clients to be able to invest. And that's going on now. We've had 128 of our Owners who've asked to be included, and they are looking at data. The reality is we will file our year end results, our 2022 year end results, in March. That triggers all the formal SCC filings. And the merger happens by some time... It could be as early as May, but more likely July or so. And the symbol people have asked for the stock is FXJ. That's what it'll trade under. It will trade on the New York Stock Exchange.

Okay, let's go to the next slide and let's talk about the really important stuff, which is really our employees. This is our foundation. This is what this call is about. I want to first talk about there's been some changes in the organization and I need to thank... I couldn't possibly thank Megan Wolf enough for all she did. Megan's been with this company over 20 years. She started in Owner services. She is absolutely focused on our customer. And there was a point in 2017 and 2018 where the business wasn't growing like it was where we kept giving Megan more and more of the overall operational control. And we realized to really create the infrastructure we needed now, we actually needed four people to replace Megan.

And so we've announced the operational side of the business is going to report up through Andrew Collins. This will be all of our aircraft movements, our pilots, our maintenance. You can see that we've created a much stronger maintenance silo. And these senior vice presidents, many of them who've been with the company for many years will begin to take Ownership. And again, thank you Megan for all of this.

Megan is going to take on the role of what we call Chief Experience Officer. That's really everything that touches the cabin. So it'll have to do with our flight attendants, with our IFE. So everything that's in the cabin will be there, our Owners and also that touches our clients. So the facilities, the private terminals, that will all be under Megan.

Okay. So employee growth, this is where I always scare myself. So if you look at our current employee count, it's coming up on 3,100. 33.5% of all those employees have been here less than one year, with almost 32% of those pilots are pilots that have been here less than one year. And so this is a challenge. And Joe, if you go to the next slide, I want to focus particularly on pilots. We have this huge amount of pilots that are here, but we're also... This isn't the end. If you take that fleet plan that I showed you, there's going to be a 69% growth in our pilot. In fact, in everybody that's on the-

Kenn Ricci:

In fact, everybody that's on this call today will be a Captain. If you look, if 65% of our fleet is Captains, we're going to grow 69% in three years so everybody that's here is going to be a Captain. We've tried very hard and I want to thank our HR department and our pilot recruiters, we have hired in at a phenomenally high rate. I should have put the slide in here, but our average new hire is well over 3600 hours. Even though our competitors are hiring at 1200 hours within a limited ATP, we have the highest standards at 1500 in a full ATP, but we haven't really been hiring anywhere near there. We've been hiring at a much higher rate. That comes back to what I've always said. We need to be the leader in terms of industry, industry leading pay and also work roles.

This is going to be huge. If we don't maintain, if we don't bring the highest quality of people here, we can't possibly do this growth because we are doing a tremendous amount of upgrade and bringing on all these new people. We're putting more junior pilots in more advanced aircraft sooner in their career. We're putting people into large cabin and international. We're having to break up wonderful Red Label teams to take the more senior people on those teams and have them start their own team to bring the experience. This is going to be the next three years of our life and it's going to be the biggest challenge we have. I've put it out to our ... we have to maintain our culture. I've asked our flight department, we're going to have to step up the cadence of our communication and most importantly, safety.

You've probably seen many times our three fundamental principles was the next slide, but underneath fanatical attention is safety. I put it here, I just can't admit it's the one thing that keeps me up at night and I need all of you to embrace this. There's so many times, and being a pilot myself, I understand the pressures it takes to fly to complete a mission. But I want to tell you, nobody in this company ... as hard as we try culturally, and you'll see on here that we say employees are our foundation and we want you to walk in each other's shoes and we're asking people in that ops center to put themselves in your position to have empathy for what your day has been and what you're challenged to do. As much as we preach that, they still won't know. They won't know whether you've got a good night's sleep. They won't know if your last layover at home, you had to work too hard.

You are the final gauge and the authority and you have to be the limit switch on when you can fly. I know you've heard this, but you need to hear it from me. Flying is intuitive. I can point to many, many accidents, not my favorite one, but the one I think that is just so tragic was the one as a Gulfstream that hit a mountain in Indonesia. If you listen to that voice recorder, those pilots intuitively knew they were in the wrong spot and something felt wrong. We all know that as pilots. Pilots have tremendous intuition and what I want you to do is I want you to hear it from me. Fly by your intuition. Schedule yourself by your intuition. Call fatigue when you feel like you're fatigued because there's so many new pilots on, if this group doesn't do that, if we don't set the culture of absolute adherence to every safety standard, that will get lost in the new 700 pilots that are coming on because they won't understand what that culture is here.

So the last thing I'll just tell you, if you don't feel ... only you know your circadian rhythm, only you know your fatigue, only you know what your horoscope said that morning and I rely on you and this whole company relies on you to carry that culture of safety, to abide by it and to go by your intuition. Again, I've mentioned we have a trusting culture here, that we have to do through communication, but the two things we absolutely do perceive through is culture and safety. So Joe, maybe let's put up one more. There's your question, so the next thing ... So if you have questions, that kind of ends the formal presentation I wanted to go through. I'm willing if you have questions on that, you can start emailing them in. There were some questions that came in advance and thank you for that. It's always very helpful to know in some cases. I will tell you, many times these are questions that were repeated by several different people so they're some I need to know.

You've heard the name Todd Boehly. Todd is the chairman of Horizon, which is the company we're merging with. I don't want to do math and I don't want to do investments, but technically I talked a lot about this. If you're very interested in why we went to market in this way, there's a CNBC interview I did, Bloomberg, where I talked about the advantages of going public through the SPAC. This is a public company already that has public currency, that has guaranteed capital so we really don't go out and raise any capital here. There's not really a road show. But why did I pick this one? I actually picked it because I've known Todd for many years. I've known him for over 10 years. I met him. We were both members at Guggenheim. Guggenheim Partners had an aircraft opportunity fund where they invested in aircraft transactions. I was a board member there, as was Todd, that's where we met.

He liked the business, we became friends. He's been an investor. He was the investor that puts capital in when I needed to raise money for the Flexjet transaction in 2013. He is really our only minority investor at this time. When I talked about going out and raising money through private equity, bringing another investor to the table, realistically, we don't change any of the dynamics of managing this company. It's the same team, it's the same politics, it's the same governance in the boardroom. Todd is ... he says that he likes to invest in things that people elect to do and that's what he sees in Flexjet. If you looked at some of his other investments here, you could see that they're kind of fun things. He just got famous ... he's an Owner of the Dodgers, but he just bought Chelsea. He owns a share in the Lakers, entertainment, the Rolling Stone magazine, Beverly Hilton. Again, he's been a great partner and it's a very comfortable transition.

Some other questions, I'll start first with questions just around the public market. The first question that came up was really around founders’ control of the company. Hopefully you understand that you do trade in the public market, but 89% of the company will be owned by the same people that own it today. You've seen where the board, the principal holders are still the same, but just to further solidify this, voting control of the board will be maintained by myself. Like I said, I wasn't ready to give up control of the company and so that was obviously a very important thing for me to consider as I thought about an issue going public.

The next question was around what will the name be in the public market? We have different brands. We have FX-AIR, we have Sentient, we have Flexjet, and we've consolidated those brands. You might have heard it under the name of OneSky. Nobody knows OneSky, but the market very much knows Flexjet. Even though we will maintain or continue to go with these different go-to-market strategies, which I'll talk about again, I've talked in the past, some of you know it, I'll probably come back to again in the future, why we have the different strategies, but Flexjet is the name. That's what we know and I talked about the symbol FXJ that we'll be trading under when the stock does trade.

The next question is will employees have the opportunity to buy shares? There will be. There's a little bit of a technicality now since it's a merger and not a traditional IPO. There are rules around that and so there is a thought process. Right now, if you wanted to buy, you have to sign an NDA because you'd be entitled to data that's not public. Sometime in early January or February, we will file a form with the SEC that will make all of the data available to the public. When that happens, we will most certainly open up the opportunity to buy shares to anybody that's interested. By the way, thank you for thinking you wanted to buy shares.

The next one was probably more pertinent. Will the company reward employees with stock? It's funny because the ... Joe, put the next question up because I think the next two were related. At first I saw this as a very positive question and the answer is of course. I mean, there will be opportunities. Most companies that are in the public market use them as incentives. They also use them as accessible through 401k. Many companies will offer an employee the opportunity to buy shares at a discount through an internal stock purchase plan, but then there was another question that said will stock options replace salary? I realized that Wheels Up did something like this where they promised employees that they would get upside. The full answer to the question is we will use it. We've always tried ... I said from the start that being an industry leader, retaining our employees and keeping them at the highest pay in work rules and benefits.

So we will absolutely find a way to reward employees that want to be stakeholders in the company with that and we don't see it as a replacement for salary. We see it as in addition to. I guess related to that as the next question, which really was, well, does the history of Wheels Up, which really they started out at well over $10 or $11 a share and today have traded closer to one. I get asked this question all the time, and maybe the only investment math I'm going to do for you today is the next slide and unfortunately answer this question, I have to point this out. They're going to ask you now because you're an aficionado and you work at Flexjet, and you say, "Won't you just be like Wheels Up?"

We couldn't be farther from Wheels Up. We have nothing to do with Wheels Up. That is a totally different model. We have 30% more revenue than they do, but look at the difference. We're $450 million more profitable. So something's different between these two companies and how they sell their product and what product they sell and the next three things kind of pointed out. We have a subscription base. We have Owners that commit for three to five years by buying shares and leases. They're really in an on-demand model where you buy a little membership and you can fly as little as 10 hours. In fact, they market it. "Come fly 10 to 25 hours and you can use short stage lanes."

Well, that's really nice and there is a customer that wants to fly 10 hours. It's just not as sticky and it doesn't yield the profitability and you have the ebbs and flows of demand that we really don't have at Flexjet. The obvious one, right? 60% of our fleet is super mid and large and 47% of their fleet is turbo prop. I will tell you, there was a time early in my career, it was around 2001, when we merged with a division of Raytheon called Travel Air. They had at the time Hawker 800s, Beechjet 400s and King Airs. We had 36 King Airs and I had the privilege of operating King Airs to realize that t's impossible to make profit with them. It's impossible because your average stage length for King Air is an hour. People want to go New York to Nantucket, they want to go Baltimore to Columbia. They're very, very short stage lengths. An hour, an hour and a half.

Then the airplane has to deadhead to another short stage length and then a third one. So maybe at the end of an eight hour flying day, they might have flown three hours and they've deadheaded five and a half. So the occupied rate on the aircraft is so much lower. To refresh you, we try to run around two-thirds of our flights being occupied and about third empty. The King Air becomes so empty all the time where it's almost reversed. It's two thirds empty and one third occupied, so you actually have to raise the hourly rate of the King Air to accommodate for all its deadhead. When you do that, you end up becoming higher priced than a jet. That's why we eventually exited all of our turbo prop programs and if you were thinking about asking me if we should go back there, the answer is a no.

Okay. So that really talks about the public market. Let me dig in at the next slide a little about the questions that came in. I would say this was the most often asked question. People wanted to know why did we come up with a deferred comp program and not simply increase the 401k? Or there was some version around this. I'm going to have a lot in here about the deferred comp. There's some easy answers, but then I think you have to ... you'll see some things around our attrition I'm going to show you that all play into this. But let's say this. Number one is it is 401k because it can easily be added to the 401k. We've made the deferred comp something that you can easily contribute into your 401k and so therefore, if your desire is for additional 401k, additional retirement, there's an easy method to do it.

But I think we have to realize that even though we've had a tremendous group of pilots that have been here for many, many years, there is a group of pilots now who are earlier in their career who are at a different end of the pay scale who 401K is less important and they're actually looking for ... they're actually looking for income. So having the deferred comp offers the optionality. It doesn't force people to take it in the 401K. It gives them the option to go either way. I would say that, yeah, sure, we could have simply increased the 401k, but the answer was why would we just do that when we could do both, when we could appeal to both the younger pilots, younger in their career who have a different financial need, as well as our more senior pilots who also have a different need? We could answer both of them.

Also, by putting the deferred comp in, you'll see when I go through attrition that we need ways to make pilots earlier in their career more sticky. We don't want their ... you'll see that our attrition rate is-

Kenn Ricci:

You'll see that our attrition rate is primarily pilots early in their career here. And so it's a way to make it more sticky. The next question that came up was around Project Vision and why was it ended? And I want to say that might have been my fault for creating... I think during COVID, I thought it was necessary because the company was so, we were so disengaged from each other. We didn't collect together as teams. We didn't get to meet at the listening sessions. People weren't in the office. And so I wanted to find a method. I wanted to find a rallying point. And so Project Lift morphed into Project Vision and I meant it as a rallying cry. I never meant it to be permanent. And so there will be another project, I don't know what it is. We'll create another project that we'll focus on.

But I think where this question was more focused was the next question that came up. I think there were various iterations of this and I think the question people asking was why was it ended? It was ended because we needed to be done with COVID. We needed to be done with the reason why Project Vision began. It was a rally. It was to bring the team together and create a focus when we had a lot of other distractions going on in our life. I think what people are asking was, because it's ended now and it was so focused on the future of pilots, does that mean we're done? And you know what? I get it because like I said, 32% of our pilots weren't here before. So they don't know the history. They don't know the history of how we migrated away from the union, about our progressives.

So, Joe, if you'd move to the next slide, I think, I don't want to focus on each one of these. I want to focus on the volume and the timing. There's never been a time in this company's history where we haven't meant a continuous focus on improvement. Okay. And I point out the things that we did year by year to increase quality of life, to increase, to create different work rules, to create different comp. When I say I'm the strategic head of this company, I set the strategic vision and I have been saying we are going to have the leading compensation in our industry. And any time we've felt or we've been made aware or we've seen where we've slipped, we've reengaged, and that can't stop. We can't have a strategic vision of doing that and then disengage from it. So the answer is absolutely not. Over here on the right side are just things that have happened since the end of Project Vision, okay, since we technically terminated it.

And I want you to understand it. It wasn't a bad thing. There'll be another one. It's like when a charitable company creates a rally to raise money. Everybody gets in, but then there's an end and then you have a pause, and then we create another one. I don't know what the next one we're going to need yet. I don't know what the challenges we're going to have yet. Let's let it simmer for a year. We're still focusing, we're still doing improvements. I wanted to point out something that I know we get focused on our flight crews here, but also I've realized when we decided to make the effort to expand our maintenance infrastructure and to make that our focus and our competitive advantage, the one thing I needed to do was I needed to do the same thing there.

And we just put that into effect and it has been phenomenally successful. So it's not only this company being built, our employees and rewarding them for having been the foundation is not only here at the pilots. I wanted to point out to you that it's also throughout other parts of the company. There's also things to close out on the subject. There really are continuous projects that are coming up. Joe did something very, he gave me the reward of being able to tell you about the additional domiciles that are being opened up effective immediately. These are projects that are being worked on as we speak, as well as continuing to monitor what's going on in the industry. And hopefully some of you on this call can benefit from these new additional domiciles.

Two more questions and then we'll go to what came in. One of the questions was it seems like, someone asked, it seems like our pilot attrition rate is unusually high. And I think that's, well, let's go to the next slide. That's not really true. I think what's happened is our workforce is unusually large. And because it's unusually large, we hear more often about people who have exited the company from the pilot group. So here's some interesting attrition numbers. In the last five years, realistically, we've averaged 8.3% of our workforce that has exited. And you can see we were obviously below that significantly during 2020. Obviously during COVID there weren't opportunities. But even when in 2021 as any opportunity a pilot wanted in 2021 became available. And at that point we jumped up to a little bit over 10%. But still right now we think this year will end at 8.8, which is slightly above the average of 8.3.

I would make the claim attrition, it's not any higher than the average. I think the numbers are higher because when you have 1100 pilots, it just seems like there's more. I added some other data that I thought was interesting. Where do pilots go? The number one place they're going is to commercial. And if you look at the slide below that, 51% of our attritions, so think about that, 4.2% of our pilots that leave, leave in year one. And that's obvious. Maybe this wasn't the job they thought it was. Maybe they were here to build some time and fake their way through the interview when they really wanted to go commercial. There's lots of reasons why, but I would say the benefit of the doubt is they got here and it wasn't the place they wanted to be or the job in the commercial that wasn't open to them when they took the job, immediately became available.

So you can see there's 34% by year two. So 85% of our pilots think about that. That's the first two years. Once we get them past the two year mark, they stay. They've made the decision to stay here. And that maybe explains more why the deferred comp can be a little bit sticky. Again, those of you who've been here for a while, know that once we open up a venue, once we open up a channel of compensation, that doesn't mean it's over. It doesn't mean that deferred comp will only be 6%. I'll give a good example. We've had these bonus programs. We keep adjusting and we keep tweaking the bonus programs as we find things that are wrong with them, as we have the wrong metrics, we keep tweaking them.

So we're just getting started on deferred comp. We'll look at it, we'll see, do we get any better stickiness? Do the pilots stay longer at the early years or not? So we'll know in a short period of time what percentage of our pilots take to deferred comp and actually roll it into their 401k. Will it be 50/50? Will it be 95/5? And that maybe give us some indications as to where comp goes into the future and what comp wants. Last question before I go is in the future, if Warren Buffet is not acting chairman, would I see them selling it? It's a good question. I think you have to figure out who's the next person in and does that person like aviation. Who replaces Warren and if they love aviation. It's a really a rounding error in that Berkshire hire, in that Berkshire Hathaway conglomerate. I mean, they don't even, if you look at their reporting, they really don't even report it out as an individual business unit.

So I don't know, but I will say this, that I try to eat oatmeal every day and stay healthy. And I'm still trying to outlive Warren. So maybe there'll be an opportunity. Yeah, I mean NetJets would be a phenomenal, there would be great synergies with NetJets. There's also a different culture. And we'd have to think long and hard about the benefits of the synergy and the size versus the challenge of integrating and synergizing a culture. And so, you think about it, you think about it opportunistically. I will say that in the past, you had an antitrust problem, but with the growth of the larger fleet operators, there's a lot there. I think you'd probably have a better option. You probably have less struggle with antitrust. So that concludes the deck. Joe, I'll open up to you for any other questions that came in.

Joe Salata:

Thank you, Kenn. We have about three minutes here and I'm going to ask Jason Weiss to unmute himself if he's not already. And Jason, is there anything else that's come in that we can cover in the last few minutes? Two minutes now.

Jason Weiss:

Yeah, Kenn, a lot of these things you've gone through pretty exclusively and well. Parts were about going public and what's going to happen to the board, I think you gave a clear answer on that. A lot of employees are asking about how employees will be granted access to become part of the, to get shares and what different avenues there are for that. And if I understood you correctly, and I won't speak on your behalf, but I think you said there's more information to follow and that'll be coming out maybe January or February, if you want to reiterate a little bit on that.

Kenn Ricci:

So I think first, but look, the answer to that question is absolutely. One of the advantages, I put it on my slide and one of the advantages of going public is to have this currency. And we do have some employees, about 25 employees who have shares of the company. And that's nice and it makes them feel like they're an Owner. But the reality is there's not much they can do with it except wait for the company to sell in full because there's not a market. Having a public currency out there will allow our employees to come in and out of the company as Owners as they see fit. It'll actually be in their stock account, it'll be real net worth, it'll be usable for getting mortgages and for buying a home. And so all of these are advantages of being public.

The disadvantages right now, this company has grown, and if you've read the press release, you know it's a $3 billion valuation. So this company, since when we did the Flexjet deal in 2014, the company had a $360 million net worth at that time. So from 2013 to today, we've gone from 360 to three billion. The problem is that's been really nice and it looks like a great success story. When you're public, it doesn't go that way. It goes 360, 450, 500, 250, 700, it just goes all over the map. But the reality is it is liquid and it's valuable. We could not conceive of employees being at the foundation of a company like ours without affording them the best opportunities. I'm actually studying all the different programs that public companies use to incentivize their companies. What do they do when the stock's down? If a shareholder of an employee wants to buy, how do you make sure that they didn't, by virtue of reporting, buy at a high?

So how do you average their pricing over time? So some employees don't buy higher than other employees and some employees are complaining about stock price while other employees are glad about where it is. So those are all the things that we're thinking about. But for this call, and again, more to follow, for this call, suffice to say with how this company focuses one of its fundamental principles on employees, we wouldn't dare not include employees in an attractive way to participate in this. And by the way, thank you for, I read that as thank you for having the trust and confidence that you want to invest in the company.

Joe Salata:

Well Kenn, as usual, you're perfectly on time here for this call. We greatly appreciate you joining us. I know that all of the employees love to hear you speak, but on behalf of all the pilots, we just, we're so grateful to be able to do this with you. And I just want to remind everybody that we did record this call. If you have guys not on the line that you're talking to, we will post the recording so everybody can access it.

Kenn Ricci:

And Joe, just one other thing you might point out is that as questions come up and they evolve, we're still available. This isn't the end of the question period. We're always available to answer questions.

Joe Salata:

That's correct. Thank you.

Kenn Ricci:

Great. Well everybody, thank you so much for all you do. It's the foundation, it's what's made the success. Please, please fly safe and continue to do the phenomenal job you've been doing.

Joe Salata:

All right. Thank you Kenn.

Kenn Ricci:

Thanks.

Joe Salata:

Have a great Saturday.

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.